[Letterhead of Davis Polk & Wardwell LLP]

Martin A. Wellington
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

May 17, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N. E.

Washington, D.C. 20459-7010

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Paul Fischer, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Sharon Virga, Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant

Re:	Pandora Media, Inc.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-172215)
Filed April 26, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Pandora Media, Inc. (the “Company”) in response to remarks by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on telephone calls with the Staff on May 12 and 13, 2011, relating to the above-referenced Amendment No. 3 (“Amendment No. 3”), filed April 26, 2011, to the registration statement on Form S-1 of the Company (the “Registration Statement”), originally filed February 11, 2011, and the prospectus contained therein.

We appreciate the clarifications provided by the Staff on the telephone calls regarding the Staff’s open comments on the judgments made by Company management on the fair value of the Company’s common stock. The Company’s understanding based on these phone conversations is that the Staff believes that most internet advertising-based businesses that are not yet profitable are valued based on revenue multiples. Accordingly, the Staff questioned whether the Company should have determined the fair value of its common stock based on a multiple of trailing revenues. Furthermore, the Staff commented that given the Company’s sequential growth in revenues in fiscal 2011, the Staff believed that the fair value of the Company’s common stock should have increased with each grant, specifically the grants in December 2010, January 2011 and February 2011.

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We respectfully advise the Staff that the fair value of the Company’s common stock as of October 31, 2010 factored in the Company’s estimate of the IPO value using a multiple of its projection for 12 month trailing revenues as of the estimated IPO date in June 2011, not the trailing revenues as of October 2010. Accordingly, the Company determined that an update of the valuation was not required unless and until there was a material change in facts and circumstances. Such changes could include material increases in the Company’s revenue forecasts or actual performance compared to forecasts and material changes in market conditions that would result in adjustments to the revenue multiple the Company expected to receive during its IPO, the expected likelihood of completing an IPO and the likely timing of an IPO.

The Company’s valuation report as of October 31, 2010 gave a weighting of 75% to the IPO scenario and 25% to the option-pricing model. The IPO scenario assumed an expected valuation range of $500 million to $1 billion, assigning probabilities of 15%, 50% and 35% to valuations of $500 million, $750 million and $1 billion, respectively. As described above, the revenue multiple based on the Company’s projection for 12 month trailing revenues as of the estimated June 2011 IPO date was a factor in determining these ranges. The Company’s projection for 12 month trailing revenues as of the June 2011 IPO date was $175 million. The implied revenue multiples at the above valuations ranged from approximately 2.9 to approximately 5.7. The probability weighted market capitalization derived from this IPO scenario reflected a revenue multiple of 4.6, yielding a discounted IPO scenario value of $3.61 per share. This revenue multiple is comparable to various market indices including the Morgan Stanley Internet & Entertainment Group Index and the Morgan Stanley High-Tech 35 Index, which reflected revenue multiples of 3.4 and 3.3, respectively, in October 2010. In addition, a selection of comparable public companies including Avid, IAC/InterActiveCorp, InsWeb, Limelight Networks, Local.com, LookSmart, MakeMusic, Marchex, Move, Realnetworks, Rovi, Sonic Solutions, Travelzoo and Valueclick reflected a mean revenue multiple of 2.3 for this same time period. Although the 4.6 revenue multiple used by the Company in the IPO scenario exceeds the mean revenue multiples for the aforementioned comparable indices and entities, the Company adopted the resulting weighted IPO scenario and option-pricing model value of $3.14 per share price from the October 2010 valuation as the basis for the fair value of its common stock given the proposed third party transaction that was ultimately consummated with existing investors and the third party valuation assessment supporting this value, as described in the Registration Statement and the Company’s earlier communications to the Staff.

For the stock options granted in December 2010 and January and February 2011, the board of directors determined that the fair value of the Company’s common stock remained $3.14 per share. In arriving at this determination, the board of directors considered several factors, including the temporal proximity of the October 2010 valuation to the grants and the absence of material changes in the Company’s business or in market conditions subsequent to the October 2010 valuation. In particular, the Company’s actual revenues for the three months ended January 31, 2011 did not materially impact the Company’s 12 month trailing revenue forecast as of the potential IPO date. Therefore, the estimated market capitalization of the Company based on the IPO scenario within the October 2010 valuation continued to imply a revenue multiple of approximately 4.6 . Furthermore, the Company considered this a reasonable multiple compared to the Morgan Stanley Internet & Entertainment Group Index and the Morgan Stanley High-Tech 35 Index, which reflected revenue multiples of 3.3 and 3.2, respectively, in January 2011. The Company considered the impact that the passage of time would have on the fair value of common stock and determined that adjusting the

3	May 17, 2011

value for the passage of time from October 2010 to January 2011 would not have a significant impact on the fair value of common stock or the related compensation expense.

In late February and early March 2011, the following three factors led the board of directors to conclude that there were material changes in facts and circumstances that would reasonably affect the Company’s estimate of the fair value of its common stock:

1)	The Company filed the Registration Statement on February 11, 2011, which, in the opinion of the board of directors and management, increased the likelihood of completing an IPO in June 2011;

2)	On March 9, 2011, the Company determined that it exceeded its revenue targets for the month of February and, consequently, based on the nature of the revenues driving the over-performance, the Company expected this upward trend to continue into the month of March. This increased the Company’s estimate of 12-month trailing revenues as of the estimated June IPO date from $175 million to $195 million; and

3)	Peer companies achieved significant increases in their valuations in the month of February, as described in detail in the Company’s response letter to the Staff dated April 26, 2011. The reported increases in private company valuations described in the Company’s April 26, 2011 response letter were not known by the Company until the Company noted the information as described in the press beginning on February 17, 2011. This led the Company to reconsider the revenue multiples used in determining the IPO value range.

In light of the increase in forecasted trailing 12 month revenues as of the estimated June IPO date, the increase in peer company revenue multiples and the increased likelihood of completing an IPO in June 2011 – all of which became apparent in February 2011, the Company obtained a third party valuation report as of February 28, 2011. The IPO scenario considered within the new valuation report assumed an expected valuation range of $750 million to $2 billion, assigning probabilities of 10%, 75% and 15% to valuations of $750 million, $1.5 billion and $2 billion, respectively. The revenue multiple was based on the then current 12 month trailing revenue forecast as of the estimated June IPO date of $195 million. The implied revenue multiples at these valuations ranged from approximately 3.8 to approximately 10.3 and the probability weighted market capitalization derived from this IPO scenario reflected a revenue multiple of 7.7. Although this revenue multiple exceeded the mean multiple of the Morgan Stanley Internet & Entertainment Group and the Morgan Stanley High-Tech 35 Index, which were approximately 3.4 and 3.3, respectively, as of February 2011, the multiples of companies that had recently become publicly traded were higher, such as Demand Media and Youku, at approximately 7 and greater than 50, respectively. The Company placed a greater level of reliance on the multiples of these two companies than the market indices, given that these particular companies are similarly situated in comparable industries, had both completed their initial public offerings within a few months of the Company’s February valuation and had valuations that sustained high multiples several weeks after their initial public offerings. Therefore, the Company considered these entities to be the most applicable barometer of the then current market valuations for companies similar to it. The Company gave greater consideration to Demand Media’s revenue multiple than Youku’s revenue multiple, on the basis that Youku’s focus on the China market may reflect a distinct set of market expectations. Furthermore, the Company had received indications from within the investment community that the Internet media companies referenced in the Company’s response letter

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to the Staff dated April 26, 2011 had recent private company valuations that reflected revenue multiples that were significantly higher than the two above-referenced Morgan Stanley indices. Given these considerations, the board of directors determined that the fair value of the Company’s common stock was $6.35 per share as of February 28, 2011. The Company granted options on March 31, 2011 and April 14, 18 and 22, 2011 using this updated valuation as the exercise price.

Additionally, on the Company’s telephone calls with the Staff on May 13, 2011, the Staff asked that the Company assess the impact to its financial statements of assuming a fair value of $4.50, $5.00 and $5.50 as of December 8, 2010, January 26-27, 2011 and February 8, 2011, respectively. The Company assessed the impact that this would have on three expense categories: employee option grants, outstanding preferred stock warrants, and the shares of common stock purchased by the Company’s two new board members appointed in January 2011. This analysis indicated that the stock compensation expense for employee options grants would increase by approximately $10,000 and $288,000 during the year ended January 31, 2011 and three months ended April 30, 2011, respectively. In addition, because the fair value of preferred stock warrants is derived in part from the fair value of the Company’s common stock, for the year ended January 31, 2011, an increase in the fair value of the preferred stock warrants as a result of the increase in fair value of the Company’s common stock would result in an increase to other expenses of approximately $725,000. Lastly, in January 2011, two new members were appointed to the Company’s board of directors, each of whom entered into arrangements to purchase a total of 1,210,191 shares of common stock at the then fair value of $3.14 per share. The difference between the $3.14 per share purchase price and an assumed $5.00 fair value per share would increase compensation expense by approximately $2.3 million during the year ended January 31, 2011. In total, the change to the respective fair values would increase expenses by approximately $3 million and $288,000 for the year ended January 31, 2011 and the three months ended April 30, 2011, respectively.

The Company continues to believe that the judgments used to determine the fair value of its common stock during the year ended January 31, 2011, and the three months ended April 30, 2011, were reasonable. However, the Company’s management respectfully acknowledges that the estimate of the probability assigned to the IPO scenario during the weeks prior to the initial S-1 filing on February 11, 2011 involved a high degree of judgment. Accordingly, in the Company’s next amendment to the Registration Statement, the Company proposes to add the following additional sensitivity disclosure to the Critical Accounting Policies included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as an alternative to adjusting the fair value of common stock reflected in the Company’s financial statements, replacing the last full paragraph on page 61 of Amendment No. 3 with the following:

For the stock options granted in December 2010 and January and February 2011, the board of directors determined that the fair value of our common stock remained $3.14 per share. In arriving at this determination, the board of directors considered several factors, including temporal proximity of the October 2010 valuation to the grants and the absence of material changes in our business or in market conditions subsequent to the October 2010 valuation. The board also considered that while revenue growth continued over the period, content acquisition expenses and total costs and expenses grew at a faster rate, such that we recorded an operating loss of $1.1 million for the fourth quarter of fiscal 2011, compared to operating income of $1.1 million for the third quarter of fiscal 2011. Finally, although we had selected the underwriters of our offering in mid-January, the board of directors considered that none of the banks interviewed had offered any indications of value, and that there remained substantial uncertainty over our ability to complete an offering in light of market conditions. After careful consideration, the board of directors concluded that there were not sufficient

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considerations to cause the board to no longer rely on the valuation analysis as of October 31, 2010. However, if the valuation analysis had been updated as of January 26, 2011 to reflect the assumed increased likelihood of an initial public offering that the board of directors concluded existed as of February 28, 2011, the fair value of our common stock would have increased from $3.14 per share to $3.46 per share as of January 2011. Such an increase in fair value would have resulted in increased compensation expense and other expense during the year ended January 31, 2011 of approximately $400,000 and $100,000, respectively.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2018 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Martin A. Wellington
Martin A. Wellington, Esq.

Enclosures

cc:	Mr. Joseph Kennedy, Pandora Media, Inc.
Mr. Steven Cakebread, Pandora Media, Inc.
Ms. Delida A. Costin, Esq., Pandora Media, Inc.
Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation
Mr. Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation